[Baker & McKenzie LLP Letterhead]

May 23, 2017

VIA FACSIMILE AND EDGAR

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Kelly Services, Inc.
Registration Statement on Form S-3
(Commission File No. 333-216428)

Ladies and Gentlemen:

This letter confirms that Kelly Services, Inc. (the “Company”) has withdrawn its registration withdrawal request dated May 18, 2017 relating to the above-captioned Registration Statement. A request for withdrawal of the Company’s prior request for acceleration of the effectiveness of the Registration Statement will be filed separately.

Very truly yours,

/s/ Craig A. Roeder
Craig A. Roeder Principal

cc:	James M. Polehna
Vice President and Corporate Secretary
Kelly Services, Inc.

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